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UNITED STATES

SECURI'TES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52941

Virtual Medical International, Inc.

(Exact name of registrant as specified in its charter)

851 Devon Avenue, Los Angeles, CA 90024	Telephone No. (310) 470-2616

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock (.00001par value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section l3 (a) or 15( d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:                                  240

Pursuant to the requirements of the Securities Exchange Act of 1934 Vitual Medical International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned authorized person.

Date: August 2, 2012	By: s/ Francis D'Ambrosio
Francis D'Ambrosio, CEO

Instruction: This form is by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counselor by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.